VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

June 19, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Anne Parker, Branch Chief
Division of Corporation Finance

Re:	VTTI Energy Partners LP
Confidential Draft Submission Number 2 on Form F-1
Submitted May 29, 2014
CIK No. 0001605725

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we”, the “Registrant” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 12, 2014 with respect to the Partnership’s second confidential draft registration statement on Form F-1 submitted to the Commission on May 29, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR our initial public submission to the Registration Statement (the “Public Submission”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Public Submission unless otherwise indicated.

Risk Factors

Risks Inherent in Our Business, page 21

If VTTI’s business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments …, page 35

Securities and Exchange Commission

1.	We note your disclosure that you do not currently have any contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, news reports indicate that Vitol, which you disclose is the source of the majority of your revenues and is your indirect 50% owner, has had dealings involving Cuba, Iran, Sudan and Syria.

Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint venture or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments

Response: The Registrant respectfully advises the Staff that it does not currently have any contacts, and VTTI Energy Partners LP Predecessor has never had any contacts with Cuba, Iran, Sudan and Syria (the “Restricted Countries”), nor does it have any plan to initiate such contacts in the future.

For purposes of the Registrant’s response to this Comment, in determining whether any contacts exist, the Registrant has considered whether it has any contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism or whether it has provided any services, products, information or technology to the Restricted Countries or entities controlled by their governments. As noted in the Public Submission, the Registrant may enter into contracts with customers, including affiliates, who have operations in the Restricted Countries, although the Registrant’s contracts with its customers do not involve the Restricted Countries.

The Registrant understands that Vitol, the Registrant’s largest customer, does not operate in Iran or Syria, or do business with entities in those countries that are designated by the U.S. government as being owned or controlled by the Iranian or Syrian governments. Of the volumes throughput through the Registrant’s terminals by Vitol in the last two years, less than 0.1% originated in Cuba or Sudan, volumes that are quantitatively and qualitatively immaterial to the Registrant’s business. As is typical of an independent terminal operator, the Registrant is unable to track the ultimate destination of petroleum products or crude oil after it leaves its terminal facilities and therefore is not aware of the extent to which, if any, petroleum products or crude oil stored at one point at its terminal facilities ultimately may be transported by its customers or other parties to the Restricted Countries.

The Registrant believes it is in compliance with all applicable sanctions and export control laws and regulations.

Securities and Exchange Commission

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Response: The Registrant respectfully advises the Staff that, as described in its response to Comment 1, it does not currently have any contacts, and VTTI Energy Partners LP Predecessor has never had any contacts with the Restricted Countries, nor does it have any plan to initiate such contacts in the future.

3.	You state on page 35 that CISADA expanded the scope of the prohibitions of the “former” Iran Sanctions Act “to non-U.S. companies.” Please revise the disclosure to remove any implication that non-U.S. companies could not be sanctioned under the Iran Sanctions Act prior to the adoption of CISADA.

Response: The Registration Statement has been revised as requested. Please see page 35 of the Public Submission.

Summary Historical Financial and Operating Data, page 19

4.	After the transactions relating to your offering are completed, we note that you will control the assets and operations of VTTI MLP B.V. (“VTTI Operating”) through ownership of 51% of VTTI Operating’s voting shares. Please tell us about the rights that will be granted to the non-controlling shareholder and provide us with your analysis of the guidance per FASB ASC Topic 810-10-25 regarding the effect of non-controlling rights on consolidation.

Response: The Registrant respectfully advises the Staff that the non-controlling shareholder will be granted certain protective rights pursuant to the VTTI Operating Articles of Association. Such rights include the ability to block amendments to the VTTI Operating Articles of Association, entry by VTTI Operating into debt agreements where the debt cover of VTTI Operating exceeds a certain threshold, and liquidation of the entity. Also, any acquisitions and dispositions of assets greater than $10 million must be approved by the non-controlling shareholder. However, such acquisitions and dispositions are not expected to occur in the normal course of business for VTTI Operating. Finally, the non-controlling shareholder must approve all issuances or repurchases of equity interests. Such rights granted to the non-controlling shareholder have been determined to be protective in nature, as described in ASC 810-10-25-10.

Securities and Exchange Commission

None of the rights granted to the non-controlling shareholder are considered to be substantive participating rights as defined in ASC 810-10-25-11. Specifically, there are no rights granted to the non-controlling shareholder that allow for control over the selection, termination, or compensation of management responsible for implementing the policies and procedures of VTTI Operating. Further, the non-controlling shareholder does not have the right to establish operating and capital decisions of VTTI Operating in the ordinary course of business. Pursuant to ASC 810-10-25, the Registrant believes it is thus appropriate for the Partnership to consolidate VTTI Operating and, in turn, the Operating Companies.

Unaudited Pro Forma Combined Balance Sheet, page P-2

5.	We note you have presented a pro forma balance sheet, but not a pro forma statement of income. Please tell us how you concluded that the presentation of a pro forma statement of income is not necessary or revise your disclosure. Refer to Rule 11-02 of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and respectively advises that, as discussed in our response to Comment 10 in our letter dated May 29, 2014, we are relying on Regulation S-X Rule 11-03(a) and have provided a financial forecast in lieu of a pro forma condensed statement of income as required by Rule 11-02(b)(1), as is typical for foreign issuers. As we have provided the financial forecast, we concluded that we are able to provide a pro forma balance sheet as supplemental to the requirements of Form F-1, while providing a pro forma statement of income is not material.

Securities and Exchange Commission

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418.

    Very truly yours,

    VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC,
its General Partner

By:	/s/ Rubel Yilmaz
Rubel Yilmaz
Chief Financial Officer

cc:	Sean Wheeler (Issuer’s counsel)
Douglass M. Rayburn (Underwriter’s counsel)

5